Apollo Commercial Real Estate Finance, Inc.

9 West 57th Street, 43rd Floor

New York, New York 10019

July 25, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Daniel F. Duchovny

Re:	Apollo Commercial Real Estate Finance, Inc.
Registration Statement on Form S-4 (Registration No. 333-210632)

Dear Mr. Duchovny:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Apollo Commercial Real Estate Finance, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4, as amended (File No. 333-210632) (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on July 26, 2016, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP by calling Abigail Bomba at (212) 859-8622, and with Latham & Watkins LLP, counsel to Apollo Residential Mortgage, Inc., by calling Thomas Christopher at (212) 906-1242.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Apollo Commercial Real Estate Finance, Inc.

By:	/s/ Stuart A. Rothstein
Stuart A. Rothstein

President and Chief Executive Officer

cc:	Steven Epstein, Fried, Frank, Harris, Shriver & Jacobson LLP

Raymond Lin, Latham & Watkins LLP

William Cernius, Latham & Watkins LLP